Exhibit 99.1

Ardagh Group S.A. – Second Quarter 2021 Results

Ardagh Group S.A. (NYSE: ARD) today announced its results for the second quarter ended June 30, 2021.

	June 30, 2021	June 30, 2020	Change	Constant Currency

	($'m except per share data)
Revenue	1,874	1,606	17%	11%
Loss for the period	(25)	(64)
Loss per share	(0.10)	(0.27)
Adjusted EBITDA (1)	325	271	20%	14%
Adjusted earnings per share (1)(2)	0.45	0.37

Dividend per share declared (3)	0.15 cents	0.15 cents

	At June 30, 2021	At December 31, 2020
Net debt to LTM Adjusted EBITDA (4)	5.0x	4.9x

Paul Coulson, Chairman and Chief Executive, said “The Group performed very well in the quarter, with strong Adjusted EBITDA growth led by advances of 18% in Ardagh Metal Packaging (“AMP”) and 36% in Glass Packaging Europe. Our growth investments across our business are on track and we expect to deliver further progress in the second half of the year.”

●	Revenue of $1.9 billion increased by 11% at constant exchange rates, due to higher shipments in both metal and glass, as well as the pass through of increased input costs.
●	Adjusted EBITDA increased by 14% at constant currency, with strong growth in AMP and Glass Packaging Europe.
●	AMP shipments increased by 3% in the quarter, after a cyber incident impact of 4%, and measured against a strong comparable. Specialty can volumes increased by 16%, with double-digit growth in all regions, and represented 46% of total shipments. Adjusted EBITDA increased by 18% at constant currency to $173 million. AMP LTM Adjusted EBITDA increased to $613 million at June 30, 2021.
●	Glass Packaging shipments increased by 7% in the quarter, led by 10% growth in Europe. Adjusted EBITDA increased by 19%, reflecting a 36% increase in Glass Packaging Europe, where demand recovered strongly compared with the same quarter in the prior year.
●	Growth investment projects continued to progress across the Group during the quarter and are fully on track.
●	Separate listing of AMP on NYSE as a pure play beverage can producer, via combination with Gores Holdings V Inc, is progressing to completion.
●	Cash and available liquidity of $4.0 billion at June 30, 2021.
●	Commitment of $50 million in a 10-year partnership with Project Lead the Way, to promote STEM education in all communities where Ardagh Group operates across the US.
●	Re-iterating 2021 Guidance: Adjusted EBITDA of $1.28 - $1.30 billion in 2021 with end of year reported net leverage of around 5x LTM Adjusted EBITDA. Third quarter Adjusted EBITDA is expected to be $335-345 million.

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Financial Performance Review

Bridge of 2020 to 2021 Revenue and Adjusted EBITDA

Three months ended June 30, 2021

Revenue	Ardagh Metal Packaging Europe	Ardagh Metal Packaging Americas	Ardagh Glass Packaging Europe	Ardagh Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue 2020	395	435	368	408	1,606
Organic	30	92	32	37	191
FX translation	39	—	38	—	77
Revenue 2021	464	527	438	445	1,874

Adjusted EBITDA	Ardagh Metal Packaging Europe	Ardagh Metal Packaging Americas	Ardagh Glass Packaging Europe	Ardagh Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Adjusted EBITDA 2020	70	69	76	56	271
Organic	8	19	30	(3)	54
FX translation	7	—	8	—	15
Adjusted EBITDA 2021	85	88	114	53	340
AMP indemnification					(15)
Adjusted EBITDA 2021					325

2021 margin %	18.3%	16.7%	26.0%	11.9%	17.3%
2020 margin %	17.7%	15.9%	20.7%	13.7%	16.9%

Six months ended June 30, 2021

Revenue	Ardagh Metal Packaging Europe	Ardagh Metal Packaging Americas	Ardagh Glass Packaging Europe	Ardagh Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue 2020	780	879	752	817	3,228
Organic	49	151	25	53	278
FX translation	71	—	71	—	142
Revenue 2021	900	1,030	848	870	3,648

Adjusted EBITDA	Ardagh Metal Packaging Europe	Ardagh Metal Packaging Americas	Ardagh Glass Packaging Europe	Ardagh Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Adjusted EBITDA 2020	124	130	165	125	544
Organic	15	40	31	(17)	69
FX translation	12	—	15	—	27
Adjusted EBITDA 2021	151	170	211	108	640
AMP indemnification					(15)
Adjusted EBITDA 2021					625

2021 margin %	16.8%	16.5%	24.9%	12.4%	17.1%
2020 margin %	15.9%	14.8%	21.9%	15.3%	16.9%

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Review of the three months ended June 30, 2021

Group Performance

Revenue in the three months ended June 30, 2021 increased by $268 million, or 17%, to $1,874 million, compared with $1,606 million in the three months ended June 30, 2020. The increase in revenue is primarily driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program, the pass through to customers of higher input costs, and favorable foreign currency translation effects of $77 million.

Adjusted EBITDA in the three months ended June 30, 2021 increased by $54 million, or 20%, to $325 million, compared with $271 million in the three months ended June 30, 2020. The increase was primarily driven by volume/mix growth in AMP and in Glass Packaging, including from the impact of the Group’s business growth investment program, lower COVID-19 related costs and favorable foreign currency translation effects of $15 million, partly offset by $15 milllion costs related to the cyber security incident indemnification to AMP.

Ardagh Metal Packaging Europe

Revenue increased by $69 million, or 17%, to $464 million in the three months ended June 30, 2021, compared with $395 million in the three months ended June 30, 2020. Excluding favorable foreign currency translation effects of $39 million, revenue increased by $30 million, mainly due to the pass through of higher metal costs.

Adjusted EBITDA increased by $15 million, or 21%, to $85 million in the three months ended June 30, 2021, compared with $70 million in the three months ended June 30, 2020. Excluding favorable foreign currency translation effects of $7 million, Adjusted EBITDA increased by $8 million reflecting higher selling prices, including to recover increased input costs and a positive impact from the Group’s business growth investment program.

Ardagh Metal Packaging Americas

Revenue increased by $92 million, or 21%, to $527 million in the three months ended June 30, 2021, compared with $435 million in the three months ended June 30, 2020. The increase in revenue principally reflected favorable volume/mix effects and the pass through of higher metal costs.

Adjusted EBITDA increased by $19 million, or 27%, to $88 million in the three months ended June 30, 2021, compared with $69 million in the three months ended June 30, 2020. The increase was mainly driven by favorable volume/mix effects, which includes an impact of the Group’s business growth investment program.

Glass Packaging Europe

Revenue increased by $70 million, or 19%, to $438 million in the three months ended June 30, 2021, compared with $368 million in the three months ended June 30, 2020. Excluding favorable foreign currency translation effects of $38 million, revenue increased by $32 million, principally due to favourable volume/mix growth.

Adjusted EBITDA increased by $38 million, or 50%, to $114 million in the three months ended June 30, 2021, compared with $76 million in the three months ended June 30, 2020. Excluding favorable foreign currency translation effects of $8 million, Adjusted EBITDA increased by $30 million, principally due to favourable volume/mix effects, which includes an impact of the Group growth investment program, as well as lower operating costs due to less production downtime than in the same quarter of 2020.

Glass Packaging North America

Revenue increased by $37 million, or 9%, to $445 million in the three months ended June 30, 2021, compared with $408 million in the three months ended June 30, 2020. The increase in revenue reflected favorable volume/mix effects.

Adjusted EBITDA decreased by $3 million, or 5%, to $53 million in the three months ended June 30, 2021, compared with $56 million in the three months ended June 30, 2020. The decrease in Adjusted EBITDA was mainly driven by increased freight costs and costs associated with the cyber security incident.

Cyber Incident

On May 17, 2021, the Group announced that it had experienced a cyber security incident, the response to which included pro-actively shutting down certain IT systems and applications used by the business. Key systems have now been brought back

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online securely, in a phased manner and in line with our plan. Production at all of our manufacturing facilities continued to operate throughout this period, though we experienced some shipping delays as a result of this incident.

While investigation of the incident is ongoing, we have already taken various steps, including engaging leading industry specialists to conduct a forensic investigation of our systems and introducing additional protection tools across our network to further enhance the security of our IT systems. We believe that our existing information technology control environment is appropriately robust and consistent with industry standards. In addition to addressing any findings from these investigations and assessments, we are reviewing our information technology roadmap and accelerating planned IT investments to further improve the effectiveness of our information security. We do not believe that our growth investment program has been impacted by this incident. During the three month ended June 30, 2021, the Group incurred $34 million of costs related to this incident, including $16 million of exceptional costs. The Ardagh Metal Packaging business incurred $16 million of the total Group costs, including $1 million exceptional related costs, due to this incident, which the Company has agreed to indemnify under the letter agreement dated May 21, 2021. We maintain appropriate insurance in respect of a wide range of risks, including in respect of IT incidents and expect to recover costs in respect of this incident.

Combination of Ardagh Metal Packaging with Gores Holdings V

On February 22, 2021, the Group entered into a business combination agreement with Gores Holdings V Inc., a special purpose acquisition company sponsored by an affiliate of The Gores Group (“Gores Holdings V”) under which Gores Holdings V will combine with Ardagh’s metal packaging business to create an independent, pure-play beverage can public company, Ardagh Metal Packaging S.A. (“Ardagh Metal Packaging” or “AMP”).  AMP also announced its intention to apply to list its shares on the NYSE.

Additional investors committed to participate in the proposed business combination by purchasing 60 million shares of AMP for an aggregate purchase price of $600 million in a private placement at $10.00 per share.

In connection with the transactions, on March 12, 2021, two affiliates of the Ardagh Group (the “Co-Issuers”) issued green bonds of $2.8 billion equivalent, consisting of €450 million 2.000% Senior Secured Notes due 2028, $600 million 3.250% Senior Secured Notes due 2028, €500 million 3.000% Senior Notes due 2029 and $1,050 million 4.000% Senior Notes due 2029 (the “AMP Notes Issuance”).

On completion of the AMP transfer on April 1, 2021, $2.3 billion of the proceeds of the AMP Notes Issuance was paid to the Group on their release from escrow. In addition to such cash consideration, a promissory note in the amount of $1,085 million was issued by AMP to Ardagh Group S.A. (the "AMP Promissory Note") and Ardagh Group S.A. also has a contingent right to receive upon the achievement of certain performance measures up to 60.73 million additional shares in AMP (the “Earnout Shares”).

In connection with the AMP Notes Issuance, the Group designated the Co-Issuers and the AMP entities as unrestricted subsidiaries under its bond indentures and the Global Asset Based Loan Facility.

On April 1, 2021, the Group reduced the size of Global Asset Based Loan Facility from $700 million to $500 million in connection with the designation of the AMP entities as unrestricted subsidiaries.

Assuming no share redemptions by the public stockholders of Gores Holdings V, approximately $525 million in cash held in Gores Holdings V’s trust account, together with the $600 million in private placement proceeds will be used to settle the AMP Promissory Note as well as to pay transaction expenses. Together with the $2.3 billion cash payment the Group received on April 1, 2021 from the AMP Notes Issuance, an amount up to $3.4 billion in cash will be paid in cash to the Group, with the remainder of the AMP Notes issuance used to pay transaction expenses and for general corporate purposes.

On July 7, 2021, the Securities and Exchange Commission declared effective the registration statement on Form F-4 filed by AMP with respect to the proposed business combination. The proposed business combination, which has been approved by the boards of directors of both Ardagh and Gores Holdings V, is expected to close in August 2021, subject to receipt of Gores Holdings V stockholder approval at a special meeting of stockholders on August 3, 2021, approval of AMP’s shares for listing on the NYSE, the satisfaction of the condition to Ardagh’s obligations that it receives at least $3 billion in cash from the transactions including the $2.3 billion it received on April 1, 2021 from the AMP Notes Issuance and the satisfaction or waiver of other customary closing conditions.

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Upon closing of the transactions, assuming no redemptions by Gores Holdings V’s public stockholders, the Group will retain an equity interest in AMP of approximately 80%, investors in the private placement will hold approximately 10% and Gores Holdings V’s stockholders and its sponsor will hold approximately 10%.

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Earnings Webcast and Conference Call Details

Ardagh Group S.A.

Ardagh Group S.A. (NYSE: ARD) will hold its second quarter 2021 earnings webcast and conference call for investors at 4 p.m. BST (11 a.m. ET) on August 3, 2021. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1480643&tp_key=25fe410375

Conference call dial in:

United States: +1 646 828 8199
International: +44 (0)330 336 9104
Participant pin code: 859043

Slides and quarterly report

Supplemental slides to accompany this release are available at https://www.ardaghgroup.com/corporate/investors.

The 2021 interim report for ARD Finance S.A., issuer of the Senior Secured Toggle Notes due 2027, will be published in due course and available at http://www.ardholdings-sa.com/.

Ardagh Metal Packaging

Ardagh Metal Packaging will hold a second quarter 2021 earnings webcast and conference call for investors at 2 p.m. BST (9 a.m. ET) on August 3, 2021. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1480554&tp_key=cca6fa6e83

Conference call dial in:

United States: +1 323 794 2095
International: +44 330 336 9104
Participant pin code: 182599

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable metal and glass packaging for the world’s leading brands. Ardagh operates 57 metal and glass production facilities in 12 countries, employing more than 16,000 people with sales of approximately $7bn.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain financial measures such as Adjusted EBITDA, working capital, Adjusted operating cash flow, Adjusted free cash flow, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

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Unaudited Consolidated Condensed Income Statement for the three months ended June 30, 2021 and 2020

	Three months ended June 30, 2021			Three months ended June 30, 2020
	Before	Exceptional		Before	Exceptional
	exceptional items	items	Total	exceptional items	items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,874	—	1,874	1,606	—	1,606
Cost of sales	(1,583)	(11)	(1,594)	(1,371)	(2)	(1,373)
Gross profit	291	(11)	280	235	(2)	233
Sales, general and administration expenses	(86)	(21)	(107)	(75)	(3)	(78)
Intangible amortization	(60)	—	(60)	(58)	—	(58)
Operating profit	145	(32)	113	102	(5)	97
Net finance expense	(99)	(8)	(107)	(71)	(74)	(145)
Share of post-tax loss in equity accounted joint venture	(14)	(5)	(19)	(13)	(4)	(17)
Profit/(loss) before tax	32	(45)	(13)	18	(83)	(65)
Income tax (charge)/credit	(13)	1	(12)	(8)	14	6
Profit/(loss) from continuing operations	19	(44)	(25)	10	(69)	(59)
Loss from discontinued operation, net of tax	—	—	—	–	(5)	(5)
Profit/(loss) for the period	19	(44)	(25)	10	(74)	(64)

Loss per share:			($0.10)			($0.27)

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Unaudited Consolidated Condensed Income Statement for the six months ended June 30, 2021 and 2020

	Six months ended June 30, 2021			Six months ended June 30, 2020
	Before	Exceptional		Before	Exceptional
	exceptional items	items	Total	exceptional items	items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	3,648	—	3,648	3,228	—	3,228
Cost of sales	(3,079)	(14)	(3,093)	(2,731)	(2)	(2,733)
Gross profit	569	(14)	555	497	(2)	495
Sales, general and administration expenses	(186)	(26)	(212)	(173)	(6)	(179)
Intangible amortization	(121)	—	(121)	(116)	—	(116)
Operating profit	262	(40)	222	208	(8)	200
Net finance expense	(168)	(13)	(181)	(105)	(74)	(179)
Share of post-tax loss in equity accounted joint venture	(19)	(18)	(37)	(12)	(8)	(20)
Profit before tax	75	(71)	4	91	(90)	1
Income tax charge	(29)	3	(26)	(32)	28	(4)
Profit/(loss) from continuing operations	46	(68)	(22)	59	(62)	(3)
Profit from discontinued operation, net of tax	—	—	—	–	22	22
Profit/(loss) for the period	46	(68)	(22)	59	(40)	19

(Loss)/earnings per share:			($0.09)			$0.08

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Unaudited Consolidated Condensed Statement of Financial Position

	At June 30, 2021	At December 31, 2020
	$'m	$'m

Non-current assets
Intangible assets	2,607	2,756
Property, plant and equipment	3,238	2,945
Other non-current assets	681	717
	6,526	6,418
Current assets
Inventories	1,024	923
Trade and other receivables	1,245	869
Cash and cash equivalents	3,541	1,267
Other current assets including contract assets	232	175
	6,042	3,234
TOTAL ASSETS	12,568	9,652

TOTAL EQUITY	(264)	(361)

Non-current liabilities
Borrowings including lease obligations	9,538	6,764
Other non-current liabilities	1,115	1,261
	10,653	8,025
Current liabilities
Borrowings including lease obligations	100	97
Payables and other current liabilities	2,079	1,891
	2,179	1,988
TOTAL LIABILITIES	12,832	10,013
TOTAL EQUITY and LIABILITIES	12,568	9,652

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Unaudited Consolidated Condensed Statement of Cash Flows

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from operations	279	295	267	104
Interest paid	(114)	(73)	(133)	(157)
Income tax paid	(15)	(11)	(19)	(23)
Cash flows from/(used in) operating activities	150	211	115	(76)

Cash flows used in investing activities
Capital expenditure	(182)	(104)	(429)	(230)
Other investing cash flows	–	–	(13)	–
Cash flows used in investing activities	(182)	(104)	(442)	(230)
Proceeds from disposal of discontinued operation	–	32	–	32
Net cash used in investing activities	(182)	(72)	(442)	(198)

Cash flows from financing activities
Changes in borrowings, net	2,763	501	2,757	1,315
Early redemption premium paid	–	(61)	–	(61)
Lease payments	(28)	(23)	(55)	(45)
Other financing cash flows	(97)	(86)	(106)	(91)
Net cash inflow from financing activities	2,638	331	2,596	1,118

Net increase in cash and cash equivalents	2,606	470	2,269	844

Cash and cash equivalents at beginning of period	921	962	1,267	614
Foreign exchange gains/(loss) on cash and cash equivalents	14	16	5	(10)
Cash and cash equivalents at end of period	3,541	1,448	3,541	1,448

Financial assets and liabilities

At June 30, 2021, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Undrawn amount
	$'m	$'m
Senior Secured and Senior Notes	6,547	–
Global Asset Based Loan Facility	–	469
Lease obligations	252	–
Other borrowings/credit lines	–	1
Restricted Group total borrowings / undrawn facilities	6,799	470
Senior Secured and Senior Notes	2,779	–
Lease obligations	194	–
Other borrowings/credit lines	5	–
Unrestricted Group total borrowings / undrawn facilities	2,978	–
Total borrowings / undrawn facilities	9,777	470
Deferred debt issue costs and bond discounts / bond premium	(139)	–
Net borrowings / undrawn facilities	9,638	470
Cash and cash equivalents	(3,541)	3,541
Derivative financial instruments used to hedge foreign currency and interest rate risk	79	–
Net debt / available liquidity	6,176	4,011

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Reconciliation of (loss)/profit for the period to Adjusted profit

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
(Loss)/profit for the period	(25)	(64)	(22)	19
Share of post-tax loss in equity accounted joint venture	19	17	37	20
	(6)	(47)	15	39
Exceptional items, net of tax	39	70	50	32
Intangible amortization, net of tax	46	45	93	89
Gains on derivative financial instruments, foreign currency and other items	14	(1)	10	(21)
	93	67	168	139
Share of Adjusted profit in equity accounted joint venture	14	20	26	21
Adjusted profit for the period	107	87	194	160

Weighted average common shares	236.37	236.36	236.37	236.36

Earnings per share	(0.10)	(0.27)	(0.09)	0.08

Adjusted earnings per share	0.45	0.37	0.82	0.68

Reconciliation of loss from continuing operations for the period to Adjusted EBITDA, Adjusted operating cash flow and Adjusted free cash flow

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
Loss from continuing operations	(25)	(59)	(22)	(3)
Income tax charge/(credit)	12	(6)	26	4
Net finance expense	107	145	181	179
Depreciation and amortization	180	169	363	336
Exceptional operating items	32	5	40	8
Share of post-tax loss in equity accounted joint venture	19	17	37	20
Adjusted EBITDA	325	271	625	544
Movement in working capital	(30)	37	(320)	(372)
Exceptional restructuring paid	—	—	—	(1)
Capital expenditure (5)	(182)	(104)	(429)	(230)
Lease payments	(27)	(21)	(53)	(43)
Adjusted operating cash flow	86	183	(177)	(102)
Interest paid	(114)	(73)	(133)	(157)
Income tax paid	(15)	(11)	(19)	(23)
Adjusted free cash flow	(43)	99	(329)	(282)

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Related Footnotes

(1) For a reconciliation to the most comparable GAAP measures, see page 10.

(2) Adjusted earnings per share and Adjusted profit for the three and six months ended June 30, 2021 include the Group’s share of the Adjusted profit/(loss) of its material equity accounted joint venture, Trivium Packaging B.V..

(3) Payable on October 1, 2021 to shareholders of record on September 17, 2021.

(4) Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents and restricted cash held in escrow. Net borrowings comprises non-current and current borrowings including lease obligations.

(5) Capital expenditure for the three and six months ended June 30, 2021, includes $110 million and $272 million respectively (2020: $35 million and $76 million) relating to the Group’s Business Growth Investment program.

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